Exhibit 99.1

MANAGEMENT REPORT

MESSAGE FROM MANAGEMENT

The year 2022 was marked by numerous challenges, opportunities and excellent results. We set records and advanced on all strategic avenues, which were accompanied by considerable progress on the social and environmental fronts.

Early in the year, the slowdown of the pandemic gave rise to expectations of the global economic and social scenario returning to normality. However, the war between Russia and Ukraine has aggravated the global crisis, prolonging the imbalance in logistic chains and adversely affecting the global supply of diverse inputs, while increasing inflationary pressures, which forced central banks to adopt contractionary monetary policies that reduced liquidity and hiked interest rates across the globe.

In the midst of this adverse scenario, the pulp market was affected by limited global supply caused by diverse factors such as the delayed startup of new capacities, unscheduled downtimes caused by strikes and events related to climate change, which affected industrial and forestry activities, as well as economic sanctions and logistical restrictions, which led to a complex scenario in terms of global trade flows and inventories. On the other hand, the negative impacts on production costs persisted, worsened by the above-mentioned pressure factors.

Demand for pulp remained strong and resilient, despite the global macroeconomic scenario and China’s zero-Covid policy, thanks to the importance and low elasticity of the tissue segment, the biggest user of our pulp. These factors, combined with the adverse scenario mentioned above, led to successive increases in the average net price of pulp in USD, which increased 24% in relation to the previous year. The dynamics were similar in the paper and packaging sector, which registered a 40% increase in the average net price from the previous year.

In this scenario, thanks to our operational excellence, we achieved record results in 2022 at both business units, which jointly registered adjusted EBITDA of R$28.2 billion, up 20% from 2021.

Our financial discipline enabled us to allocate capital efficiently on our strategic avenues. Grounded on our strategic avenues of “being the best in class in total pulp costs” and “being an important player in pulp through solid projects,” we announced the acquisitions of Parkia and Caravelas for R$2.0 billion, modernized our Jacareí (SP) and Aracruz (ES) mills and launched the biggest planting project in our history. We have invested R$7.4 billion in the Cerrado project, whose physical and financial progress is going according to plan. We also announced the acquisition of Kimberly-Clark’s tissue unit in Brazil for US$175 million, in line with our strategic avenue “advancing in the links across the chain,” which has not yet been concluded and is awaiting approval from Brazil’s antitrust agency CADE. As for the avenue “boldly expand into new markets,” the WoodSpin mill in Finland, a joint venture with Spinnova, and the MFC plant at the Limeira (SP) mill, went operational according to schedule. One more announcement marked the year: the creation of Suzano Ventures, the Company’s corporate venture capital fund with US$70 million available for investments in startups.

Analyzing our evolution in light of our ambition of being “leading players in sustainability,” we made remarkable progress in our Commitments to Renewing Life, especially in the targets related to diversity and inclusion and of lifting people out of poverty. We have also started work on biodiversity corridors. In line with our long-term targets, in 2022 we launched a new project in partnership with Itaú Unibanco, Marfrig, Rabobank, Santander and Vale. We founded Biomas, a company that aims to restore degraded lands as a way of preserving the environment and capturing carbon.

We improved in all ESG indices and ratings, including the Dow Jones Sustainability Emerging Markets Index (DJSI Emerging Markets), B3’s Corporate Sustainability Index (ISE), CDP and Sustainalytics, besides improving our score from B to BB on MSCI.

The scenario of higher prices led to additional cash generation, which in turn led to: (i) higher remuneration for shareholders, with R$4.2 billion paid as dividends, of which R$1.8 billion pertain to 2021 and R$2.4 billion pertain to 2023 paid in advance; (ii) two share buyback programs totaling 40 million shares worth R$1.9 billion, with a third share buyback program in force, for up to 20 million shares; (iii) capital investments of R$16.3 billion.

Despite all these capital allocations, we reduced our financial leverage, measured as the ratio of net debt to EBITDA in USD, from 2.4 times in 2021 to 2.0 times in 2022. The Company’s strong performance and financial health are evident from the maintenance of its investment grade (BBB-/Baa3), with stable outlook, by the main rating agencies: S&P, Fitch Ratings and Moody’s.

The solid and remarkable results in the year were attained, thanks to the efforts of our 42,000 direct and indirect employees, who materialize – every single day - our culture of inspiring and transforming by being strong and kind. In 2023, the Company will continue to move ahead with its strategy, while remaining focused on diligently executing the Cerrado project and guided by our ambition of being a transformational agent that benefits not only ourselves but also the world.

The Management.

OVERVIEW

Suzano is committed to becoming the global benchmark in developing sustainable and innovative solutions based on planted trees - the natural resource on which our current and future business is founded on. The world's leading producer of market pulp and one of Latin America’s largest paper producers, Suzano exports its products - essential for hygiene, education and the well-being of society - to more than 108 countries. Its 13 plants and the joint operation Veracel have a combined installed capacity to produce 10.9 million tons of market pulp and 1.4 million tons of paper a year. In 2021, the Company embarked on a new growth phase through the Cerrado Project, which involves the construction of a new market pulp mill with annual production capacity of 2.55 million tons and which should go operational in the second half of 2024.

The Company has over 42,000 direct and indirect employees and has been investing for almost 100 years in innovative solutions based on planted trees.

INNOVATION

In 2022, we actively pursued the company's strategic avenues and our commitments to “renewing life inspired by trees”. The Technology and Innovation Department invested in an extensive portfolio of advanced developments to ensure the sustainability of our forests and operations, as well as our business growth and transformation, besides consolidating our position as an innovative company committed to the SDGs.

Through the Tetrys clonal allocation system, Suzano's Genetic Enhancement program recommended new clones for operational planting, which will maximize forest yields and minimize biotic and abiotic risks, thus ensuring forest sustainability over the coming years. To adapt ourselves and anticipate problems related to climate change, the company rolled out projects and actions to generate clones that are more resilient to stress conditions. It has also developed a data management system, which brings greater confidence and agility to researchers and managers.

The Forest Management team also focused on innovations to increase the climate resilience of eucalyptus forests. The issue was addressed in the Fenomics project, by which new laboratories were built and experiments were ramped up in areas with water scarcity. Initiatives were also rolled out to better understand, early diagnose and quantify the risks resulting from the effects of climate change. As part of the digital transformation process, we developed the Climate Fingerprint System, which measures the impacts of climate change during the lifecycle of forests, and the Fenix System, which improves governance and enables agile decision-making in areas affected by forest disasters.  On the forestry development front, we produced and released a record 150 million specimens of natural enemies of forest pests. This is a sustainable practice that promotes equilibrium in the production environment by acting preventively to reduce or even eliminate the use of chemicals to control eucalyptus pests. In forestry development, the Company achieved a historical record for laboratory production and field release of 205 million natural enemies of pests. Through this strategy, which is a sustainable practice for the preventive control of Eucalyptus pests, and which promotes balance in the productive environment, it was possible to eliminate the use of chemical insecticides in almost 300 thousand hectares.

To address the company's challenges and ambitions, the Innovation in Pulp portfolio included projects focused on processes, as well as the development of new products and services. To advance further on its “Fiber to Fiber” strategy, the company expanded its portfolio by developing new eucalyptus pulp products with different characteristics and physical properties, which will enable it to deliver high-performance and competitive products that replace other commercial pulp types. In line with global trends, the company built digital tools to optimize processes, understand the impacts of pulp on processes at its clients, and measure environmental indices and the life cycle of our products.

For better management and control of the specific consumption of wood in Suzano's operating units, diagnostic work was carried out, implementation of new measurement methodologies and deep identification of the main factors that influence the behavior of this indicator. Such work led to the integration of strategic technologies in wood quality management.

At the Paper and Packaging Business Unit, the development of new products to replace plastic and of paper suitable for contact with food (Greenpack, LIN, BluecupBio, Loop and Loop+) continued to drive the growth in sales of innovation products in 2022. Some of the product launches and approvals included paper packaging for cut size products and the Natural paper line, in addition to advances in flexible packaging.

To achieve the target of offering 10 million tons of renewable-origin products to replace those of fossil origin, the biorefinery innovation projects brought important advances not only in the commercial production of new biomaterials, but also in applications across diverse markets in partnership with important stakeholders. At Woodspin, a joint venture with Finnish company Spinnova dedicated to producing textile yarns from Microfibrillated Cellulose (MFC), construction of the pre-commercial plant with capacity for 1 kton was concluded and went operational. We also advanced in the maturation of diverse applications of MFC in other segments, such as construction, paper and cosmetics. In 2022, we also won the award for the most innovative company in the sector, given by the Brazilian Pulp and Paper Technical Association (ABTCP), for advances made in the project to use lignin in cosmetics.

To assist in the management and to strengthen our innovation portfolio, we made further progress in protecting our innovation, identified 25 new industrial property opportunities (new technologies), filed 64 patent applications in countries of interest and identified 12 eucalyptus varieties for protection at the National Service for the Protection of Plant Varieties (SNPC). In addition, we created the Regulatory Information Sheet (RIS), which gathers information about the compliance of Suzano’s products with Brazilian and international regulations.

To leverage partnerships for innovation projects, we prospected 86 opportunities through interactions with universities, research institutions and startups in Brazil and abroad, and launched 28 initiatives. To share risks and investments, we pursued different lines of incentives for innovation, raising R$25 million, which included public funds of R$21 million. In a pioneering initiative, we partnered with Suzano Ventures and SENAI to launch the global call “(Bio)solutions: the future based on trees.” The goal was to attract and leverage new partnerships with diverse players in the Brazilian and international innovation ecosystems, with the focus on proposals in four verticals – Agroforestry, Carbon Removal, Eucalyptus Biomass and Sustainable Packaging. We received 99 proposals involving the participation of 101 institutions.

PULP BUSINESS UNIT

The year 2022 was marked by positive fundamentals for the hardwood pulp market, driven mainly by solid demand in key markets and by supply restrictions, which resulted in record average prices during the period.

In China, demand for pulp for sanitary purposes remained resilient and stable, following the trend of migration to online purchasing channels. The packaging and printing & writing paper segments remained stable, fueled by the growth in exports, especially to other markets in Asia. Also, the difference between softwood and hardwood prices during the year drove the growth in consumption of the latter.

In Europe, despite the geopolitical and economic situation, demand remained healthy, especially for sanitary and special papers. In the U.S. market, demand for sanitary papers grew to pre-pandemic levels, while the printing & writing paper segment registered year-on-year growth.

On the supply side, the hardwood pulp segment witnessed supply restrictions during the year due to: i) labor strikes in Europe; ii) sanctions on Russian wood as a result of the Russia–Ukraine conflict; iii) difficulties in the logistics chain; iv) unscheduled downtimes caused by weather conditions; and v) postponement of the entry of new capacities.

In this scenario, Suzano reported sales of 10,600 thousand tons, a slight increase from the previous year, driven by intensive commercial efforts and maintenance of low inventory levels.

Net pulp revenue totaled R$41,384 million in 2022, (up 19% vs. 2021), thanks to the 24% increase in average net price in USD. Exports accounted for 94% of total pulp revenue, while domestic sales represented 6%. With regard to distribution for end use, 63% of pulp sales went to sanitary paper production, 16% to printing & writing paper, 14% to special papers and 6% to packaging.

Average net price of pulp was US$756/ton in 2022 (up 24% from 2021), while average net price in BRL stood at R$3,904/ton (up 19% from 2021). Cash cost of production ex-downtime in 2022 was R$885 per ton, 28% higher than in 2021.

PAPER AND PACKAGING BUSINESS UNIT

According to Brazil's Forestry Industry Association (IBÁ), domestic sales of printing & writing paper and paperboard declined 1% in 2022 vs. 2021, while imports grew 24%. Paper sales, including the consumer goods unit, totaled 1,306 million tons, up 1% from 2021. Printing & writing paper sales were already high in 2021 and remained stable on the back of solid demand in the respective segments. Moreover, the paperboard and tissue lines continued their strong performance throughout the year.

In 2022, net revenue from paper sales was R$8,447 million, up 35% from the previous year. Net revenue from the domestic market increased 34% year-on-year, while revenue from exports grew 38%. Of the total net revenue, 69% came from exports and 31% from domestic sales. In 2022, revenue from paper sales mainly came from Brazil and Latin America (89%), followed by North America (7%), while other regions accounted for 4%. Average net paper price in 2022 was R$6,467/ton, 34% higher than in 2021.

In 2023, we have solid operational plans for the paper and consumer goods lines and for streamlining actions aimed at the sustainability of our innovative product portfolio.

FINANCIAL PERFORMANCE

Results

The consolidated financial statements were prepared in accordance with the standards of the Securities and Exchange Commission of Brazil (CVM) and the pronouncements issued by the Accounting Pronouncements Committee (CPC) and comply with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The operational and financial information of Suzano S.A. is presented on a consolidated basis and in Brazilian real (R$).

Net Revenue

Suzano’s net revenue in 2022 was R$49,831 million, an increase of 22% from R$40,965 million in 2021, mainly due to the higher net price in USD and BRL across all business units during the year. Sales remained stable in relation to last year.

Cost of Goods Sold (COGS)

In 2022, cost of goods sold totaled R$24,821 million, 20% higher than R$20,616 million in 2021, mainly due to higher cash cost of pulp production (+28%) and higher Brent price, which affected logistics costs.

Gross Profit

Gross profit increased from R$20,350 million in 2021 to R$25,010 million in 2022, driven by better operating results, as mentioned above.

Selling and Administrative Expenses

Selling expenses totaled R$2,483 million in 2022, up 8% from R$ 2,292 million in 2021, mainly due to the increase in logistics and personnel expenses.

Administrative expenses came to R$1,710 million in 2022, an increase of 8% from R$1,578 million in 2021, chiefly due to the increase in personnel expenses.

Adjusted EBITDA

Adjusted EBITDA in 2022 totaled R$28,195 million, 20% higher than R$23,471 million in 2021, chiefly due to the higher average net price of pulp in USD (+24%), offset by the higher costs.

Net Financial Result

Net financial result was an income of R$6,433 million in 2022, compared to an expense of R$9,347 million in 2021. This performance primarily reflects the lower impact of foreign exchange effects on debt and the derivatives position in 2022.

Inflation adjustment and exchange rate variation generated a positive impact of R$3,295 million in 2022, compared to a negative impact of R$3,801 million in 2021. The result of operations with derivatives (debt and cash flow hedges) was an income of R$6,762 million in 2022, compared to an expense of R$1,598 million in 2021, mainly impacted by the sharp decline in BRL that year.

Net Income (Loss)

Thanks to strong operating results and the positive financial result, as mentioned above, the Company registered net income of R$23,395 million in 2022, compared to R$8,636 million in 2021.

Debt

On December 31, 2022, gross debt stood at R$74,575 million and was composed of 96% long-term maturities and 4% short-term maturities. Foreign currency debt corresponded to 82% of the Company's total debt at the end of the year. The percentage of gross debt in foreign currency, considering the effect of debt hedge, was 95%. The decrease in gross debt in 2022 compared to 2021 was 6% (R$5,054 million), mainly driven by a stronger BRL versus USD in the period.

Suzano contracts debt in foreign currency as a natural hedge, since net operating cash generation is mostly denominated in foreign currency (USD) due to its predominant status as an exporter. This structural exposure allows the Company to match loans and financing payments in USD with receivable flows from sales.

On December 31, 2022, the average cost of debt in USD was 4.7% p.a. (considering debt in BRL adjusted by the market swap curve), higher than the average cost in USD of 4.3% registered on December 31, 2021. The average term of consolidated debt at the end of 2022 was 80 months, as against 89 months at the end of 2021.

Cash, cash equivalents and financial investments on December 31, 2022 amounted to R$17,472 million, 72% of which were invested in foreign currency fixed-income and short-term investments. The remaining 28% was invested in local currency, in government and fixed-income bonds, remunerated at a percentage of the DI rate.

On December 31, 2022, the Company also had a revolver credit facility of US$1,275 million (R$6,653 million), of which US$100 million is available through February 2024, which is the balance amount of the line already available since February 2019, in the original amount of US$500 million. The additional amount of US$1,175 million will be available through February 2027 and is subject to the same financial costs of the current facility by February 2024. As such, the cash and equivalents of R$17,472 million plus the revolving credit facility amounted to a readily available cash position of R$24,124 million at the end of 2022.

On December 31, 2022, net debt stood at R$57,103 million (US$10,944 million), compared to R$58,280 million (US$10.443 million) on December 31, 2021. Net debt decreased 2% in BRL and increased 5% in USD, due to strong cash generation in the period, offset by higher Capex (related to the Cerrado project and the first installment paid for the acquisition of Parkia), the share buyback program and dividends.

Financial leverage, measured as the ratio of net debt to Adjusted EBITDA in BRL, was 2.0 times on December 31, 2022 (2.5 times in 2021). The same ratio in USD, a measure established in Suzano’s financial policy, was 2.0 times on December 31, 2022 (2.4 times in 2021).

OPERATING CASH GENERATION

Operating cash generation (adjusted EBITDA less sustaining capex) amounted to R$22,563 million in 2022, up 20% from R$18,819 million in 2021.

(R$ million)	2022	2021
EBITDA Adjusted¹	28,195	23,471
Sustaining Capex²	(5,632)	(4,652)
Operating Cash Generation	22,563	18,819

¹ Excludes non-recurring items and PPA effects.
² Cash basis.

DIVIDENDS

The Bylaws of Suzano establish a minimum mandatory dividend equivalent to the lowest amount between 25% of net income after constituting the legal reserves for the fiscal year or 10% of Operating Cash Generation from the respective fiscal year. Operating Cash Generation is obtained by deducting sustaining capex from Adjusted EBITDA. In line with the criterion established in the Bylaws, Suzano calculated its minimum mandatory dividends through Operating Cash Generation, in the amount of R$2,256 million.

As per the Notice to Shareholders disclosed on December 2, 2022, the Company approved the distribution of interim dividends totaling R$2,350 million, equivalent to R$1.794780909 per share, considering the number of shares “ex-treasury” related to the earnings in 2022 and paid on December 27, 2022. The early payment of interim dividends was calculated towards the minimum mandatory dividends assessed at the end of the year, in the amount of R$2,256 million, and includes the proposed additional dividends of R$94 million, ad referendum the Annual Shareholders Meeting.

RATING

In 2022, Fitch, S&P and Moody's confirmed Suzano’s BBB-/Baa3 rating with stable outlook. In a report disclosed in March, Fitch highlighted the Company’s leadership of the pulp market, its strong liquidity and a comfortable debt repayment schedule. In April, Moody’s confirmed the rating, highlighting the Company’s position as a low-cost producer, high level of verticalization and financial discipline. In December, S&P pointed out the Company’s EBITDA margin as a strong point, in addition to the factors mentioned above.

STOCK BUYBACK PROGRAM

In 2022, Suzano launched three stock buyback programs to maximize value creation for its shareholders, enabling the Company to efficiently allocate capital considering on the potential profitability of its shares, in order to generate higher returns for its shareholders. In addition, the stock buyback signals to the market the management’s confidence in the Company’s performance.

On May 4, 2022, the Board of Directors approved the 1st program, per the material fact notice disclosed on that date (“May 2022 Program”), acquiring twenty million (20,000,000) shares during the regular trading sessions on the stock exchange, at the average price of R$48.33/share, amounting to R$967 million, which ended on August 3, 2022.

On July 27, 2022, the Board of Directors approved the 2nd program, per the material fact notice disclosed on that date (“July 2022 Program”), acquiring twenty million (20,000,000) shares during the regular trading sessions on the stock exchange, at the average price of R$46.84/share, amounting to R$937 million, which ended on September 27, 2022.

On October 27, 2022, the Board of Directors approved the 3rd program, per the material fact notice disclosed on that date (“October 2022 Program”), by which the Company can acquire up to twenty million (20,000,000) common shares issued by it, within 18 months from the date of its approval by the Board of Directors (October 27, 2022), i.e. April 27, 2024 (inclusive).

Based on shareholders of record on December 31, 2022, the Company had: (a) 686,417,836 outstanding shares, as per the definition in article 67 of CVM Resolution 80/22; and (b) 51,911,569 treasury shares, corresponding to 7.6% of its total outstanding shares.

CAPITAL EXPENDITURE

Capex totaled R$16,309 million in 2022, in line with the Company’s guidance, of which R$5,491 million went to forestry and industrial maintenance. Investments in Land and Forests totaled R$2,635 million and primarily went to projects aimed at increasing structural forest competitiveness and to support the Company's organic growth plans. Investments in Expansion and Modernization totaled R$462 million, mainly going to projects aimed at increasing the competitiveness of our industrial units. Investments in Port Terminals amounted to R$95 million and mainly went to renovation works at the Port of Itaqui in Maranhão. Investments in the Cerrado Project totaled R$7,367 million.

CAPITAL MARKETS

Suzano’s stock is listed on the Novo Mercado, the trading segment of the São Paulo stock exchange (B3 – Brasil, Bolsa e Balcão) with the highest corporate governance standards, and on the New York Stock Exchange (NYSE) – ADR Level II under the ticker symbols SUZB3 and SUZ, respectively.

On December 31, 2022, the capital stock of the Company was represented by 1,361,263,584 common shares (SUZB3 and SUZ), of which 51,911,569 common shares were held in treasury. SUZB3 stock ended the year quoted at R$48.24/share, while SUZ stock was quoted at US$9.24/share.

SUSTAINABILITY

Climate Change

In 2022, Suzano continued its progress on Climate Change efforts, preparing itself to face the current and future challenges by continuously monitoring the risks and possible impacts, and by seizing opportunities arising from its business model.

On the issue of decarbonization, the Company followed through on its commitment to maximizing efficiency in its operations and projects. One example is the implementation of Syngas at the new mill of the Cerrado project.

With regard to forest resilience and management of the risk of production loss due to extreme climate events, the Company continues to use climate models using its comprehensive knowledge of the effects of climate change on forest yield, and top quality information in the P&P sector to support its short-, medium- and long-term decisions.

Having the world’s largest private eucalyptus genetic base, Suzano systematically evaluates clones that are resilient to adverse climate conditions and tolerant to the main pests and diseases. It also uses artificial intelligence to allocate specific clones for each environment and Big Data & Analytics to define the ideal balance between productivity and sustainability.

In the TCFD journey, the Company aims to expand its internal capacity for analyzing and managing physical and transition risks in diverse climate scenarios, covering its forestry, industrial and logistics operations, as well as selected critical suppliers. The ongoing project, implemented in partnership with a renowned international consultancy, will improve the process of financial quantification of mapped risks and opportunities, as well as climate governance.

Carbon Credits

Suzano also made important progress in the carbon credit agenda during the year. The Company concluded two carbon projects derived from the reforestation of native trees and eucalyptus in the state of Mato Grosso do Sul. The projects underwent independent audit and are currently awaiting final registration by the certifying company Verra. The projects also generate social and environmental benefits – called co-benefits – through actions designed to improve the quality of air, the quantity and quality of water, conservation of biodiversity, greater access to energy and income generation, among others.

Energy

In May 2022, Suzano won a regulated energy auction held by ANEEL, winning the right to supply 50 MWavg of energy at the price of R$315/MWh, adjusted annually by the IPCA index from the base date of June 2022, between January 2026 and December 2045. This volume of energy will be originated from a portion of the surplus energy generated by the Cerrado project. The transaction is aligned with the long-term strategy of the Company, while contributing to its structural competitiveness and supplying to Brazil’s power grid, renewable energy from biomass derived from planted eucalyptus trees.

Biodiversity

The protection and conservation of biodiversity, conducted through mechanisms such as the establishment of ecological corridors to connect fragmented areas of native vegetation and ecological restoration, are key targets of the Global Biodiversity Framework (GBF) and are the basis of Suzano’s business model.

As such, a year after the announcement of its Biodiversity Commitment, Suzano concluded the executive project and developed the governance model to achieve these goals. The Company also began field activities along the corridors proposed in the commitment, starting with the ecological restoration of the first hectares and implementation of biodiverse models in its eucalyptus management areas. These actions contribute to greater permeability of biodiversity throughout the corridor, improving the resilience of local ecosystems and generating agroforestry products.

New Business

In June, Suzano announced the creation of Suzano Ventures, its corporate venture capital fund, with an outlay of US$70 million for investments in startups. With the initiative, Suzano plans to accelerate the open innovation process and become a global platform to foster entrepreneurship involving solutions for the bioeconomy based on planted forests.

To further reinforce its commitment to promoting regenerative businesses, in November, Suzano partnered with Itaú Unibanco, Marfrig, Rabobank, Santander and Vale to create a company fully dedicated to the restoration, conservation and preservation of forests in Brazil. The goal of the initiative is to restore and protect a total area of 4 million hectares of native forests in diverse Brazilian biomes, such as the Amazon rainforest, Atlantic Forest and Cerrado, over a period of 20 years. The area is equivalent to the size of Switzerland or the state of Rio de Janeiro.

Social Development

In line with the Culture Driver “It’s only good for us if it’s good for the world,” Suzano further expanded its social development programs in the locations where it operates. In 2022, it raised over R$6 million through partnerships for implementing initiatives focused on reducing poverty. One of the highlights was the agreement with the Brazilian Biodiversity Fund (FUNBIO) to invest R$4 million in the “From Extractivism to Social Entrepreneurship: strengthening the bioeconomy in traditional communities of Maranhão” project”.

In line with its strategy to protect children, teens and women from domestic and family violence in the Cerrado Project region, Suzano signed agreements with the Court of Justice of Mato Grosso do Sul and the municipal government of Ribas do Rio Pardo to implement the Agents of Good program. Created in 2016 in partnership with Childhood Brasil, the program currently benefits more than 3,000 employees and contractors in the region through lectures, communication campaigns and training.

Value Chain

In partnership with the Carbon Disclosure Project (CDP), Suzano launched two programs aimed at supplier engagement. The “Climate Change in the Value Chain Program” and “Caring for Water” programs seek to, respectively, promote climate management and water resources among selected suppliers over a three-year development cycle.

Sustainable Finance

As for debt management, in 2022, the Company continued and consolidated its funding operations linked to sustainability commitments. Suzano ended 2022 with 39% of its total gross debt linked to ESG instruments.

At the end of 2022, Suzano contracted a new credit line (Export Credit Supported Facility) to finance the acquisition of equipment and services for the Cerrado project. This credit facility of up to eight hundred million U.S. dollars (US$800 million) or its equivalent in euros will be financed by Finnish Export Credit (FEC) and guaranteed by Finnvera, the Finnish export credit agency. The transaction has a condition precedent for the release of funds, which is an environmental and social action plan subsequently agreed with IFC for compliance with the IFC Performance Standards.

The Company also contracted a new Sustainability-Linked Loan (SLL) through a new credit facility to finance the Cerrado Project. The US$600 million loan, granted by the International Finance Corporation (IFC) and a syndicate of commercial banks, has Sustainability Performance Targets (SPTs) associated with: (a) reducing the intensity of greenhouse gas (GHG) emissions; and (b) increasing the percentage of women in leadership positions in the Company.

Transparency

Suzano holds transparency towards all stakeholders as a fundamental principle and held its second ESG Call, an event dedicated to discussing environmental, social and governance aspects that are relevant for the Company. The 2022 event addressed mainly the following themes: climate change, social development and biodiversity conservation, as well as recent advances in corporate governance.

ESG Indices and Ratings

Suzano improved in all ESG indices and ratings during the year: it was once again selected to the DJSI - Emerging Markets Index and B3’s Corporate Sustainability Index (ISE). In the renowned CDP list, the Company joined the Water A-list and retained its high “A-“ score in Climate and Forests. Other ratings in which it improved are Sustainalytics, where it rose to the “Low Risk” category, and MSCI, which upgraded its ESG rating from “B” to “BB”.

GOVERNANCE

Since 2017, the Company has been listed on the Novo Mercado special listing segment of B3 S.A. – Brasil, Bolsa, Balcão, and since 2018, its shares have been listed on Level II American Depositary Receipts (ADRs) on the New York Stock Exchange (NYSE). Considering this broad regulatory environment in which the Company operates, Suzano is committed to corporate governance best practices, such as those issued by the Brazilian Institute of Corporate Governance (IBGC), the Securities and Exchange Commission of Brazil (CVM), B3 and NYSE.

The Company has a consistent and effective governance structure, backed by a diversity of expertise and thought and which functions in a clear, transparent and well-grounded manner to aid in the decision-making process and in the equitable treatment and protection of the interests of shareholders, the Company and the market. The highlight at Suzano’s corporate governance was its new board of directors for the period 2022-2023, with 30% gender diversity and the majority being independent members. Also worth highlighting is the adoption of Malus and Clawback clauses to improve Suzano’s governance in terms of executive compensation.

In its mission, the Board of Directors maintains a broad vision, relying on the valuable participation and support from other bodies in the Company’s governance structure: the Shareholders Meeting, Executive Board, Statutory Audit Committee, Audit Board, Internal and External Audit and other non-statutory advisory committees to the Board of Directors, namely the Sustainability, Management and Finance, Strategy and Innovation, People, Appointment and Compensation Committees. The Board of Directors also has several tools to assist in its governance activities, notably the Code of Conduct and the policies adopted by the Company, all in alignment with its Bylaws, which synthesize the corporate governance principles while also disseminating these principles and practices across diverse governance fronts. These policies include the Corporate Governance Policy, the Related Party Policy, the Integrated Risk Management Policy, the Anticorruption Policy, the Material Fact or Fact Disclosure Policy, the Trading Policy for Securities Issued by Suzano S.A., the Debt Policy and the Derivatives Management Policy.

Through this management and control model, which relies on the engagement of all bodies and the use of the above-mentioned mechanisms and tools, as well as the disclosure and the guarantee of information transparency through the Reference Form, the 20-F Form, the Governance Statement and diverse documents disclosed on the Investor Relations Website, the Company ensures compliance with the fundamental principles of transparency, equity, accountability and corporate responsibility in its relations with stakeholders while constantly improving its corporate governance.

In 2022, the Company’s journey of constant evolution included: (i) the publication of the Conflict of Interests Policy, which establishes the guidelines to identify and address conflict of interest situations to ensure autonomy and isonomy and to safeguard the interests of Suzano in all its relations; (ii) the publication of the Competition Compliance Policy, which establishes the guidelines to prevent and combat violations of the economic system, to be adopted by Suzano, its subsidiaries and associated companies; and (iii) the improvement of the Anticorruption Policy, which now includes: (a) express provision on the Company’s commitment to zero tolerance of corruption; (b) the minimum standards of conduct for interactions with Public Officials; and (c) improved definition of concepts and guidelines on gifts, presents and entertainment, political contributions, fraud, due diligence, third-party intermediaries, facilitation payments and accounting records.

In 2022, the Company’s governance program on personal data privacy and protection progressed further and the Company formulated and published a specific internal policy on the Governance of Personal Data Privacy and Protection, which involves the stages of guidance, execution and supervision, all of them with global corporate drivers. Since this is a constantly evolving topic, to ensure transparency to our Data Subjects and the market, in 2022 we launched a channel for the public to access our Personal Data Privacy and Protection Center (https://ppd.suzano.com.br/), where Data Subjects can report any incident related to Personal Data Privacy and Protection.

Note that all the long-term goals set by the Company remained an integral part of the individual variable compensation of at least one executive officer, while the Diversity and Inclusion targets also remained a collective target for the entire leadership.

AUDIT AND INTERNAL CONTROLS

The management of Internal Controls at Suzano is structured to include the Management, as well as the Committees and Commissions advising the Board of Directors and the Executive Board, the Managers and all employees of the Company. The purpose is to enable a safer, more adequate and efficient business conduct in line with established regulations.

Based on annual or ad hoc reviews, the process flows are continuously validated and compliance tests are conducted regularly to verify the effectiveness of the existing key internal controls against the risks to which Suzano is exposed. The Company systematically applies the Control Self-Assessment (CSA) methodology, an integrated solution that periodically documents the performance of controls related to financial statements and management, with the focus on key business obligations. It also helps in permanently monitoring the strict compliance with laws, rules and regulations, policies and procedures, and in rolling out contingency plans, all this to ensure the proper segregation of functions and avoid any conflict of interests.

The Company reviews its processes and controls annually, updating 100% of the matrix of risks and controls associated with the exposure of potential flaws in obtaining SOx recertification, as well as in key management and compliance processes. Onsite training and e-learning programs are held regularly and revised whenever necessary, reinforcing the behavior expected in light of the Culture of Internal Controls, with the focus on Sarbanes-Oxley (SOx), laws governing corporations in Brazil and specific rules for FPIs on anti-corruption and on prevention of losses and frauds.

In addition to the CSA flow, Suzano has a prior checking routine by the Internal Control Management team, which corroborates the quality assurance done by the Controls Environment, which is always updated and reflects the reality of the Company’s process in terms of Internal Control Evaluation (ICE). In addition, the Internal Audit area independently assesses the effectiveness of controls, reinforcing the maturity and consistent execution of controls and the mitigation of any associated risks.

To ensure quick and successful implementation of actions related to the control environment, the status of key issues that could affect the Company's SOx recertification process is promptly reported to Senior Management using a tool developed internally that offers a consolidated vision, enabling the management of timeframes and prioritization of relevant actions with those responsible in the business areas so that risks are mitigated on time in the right manner.

As such, and in line with environmental compliance, internal controls are reviewed and assessed by the Internal Controls Management area and evaluated independently by both Suzano’s Internal Audit and independent external audit. The findings are periodically reported to the Executive Board, Board of Directors, Statutory Audit Committee and Audit Board through a minimum annual agenda agreed upon with them. In case of violation of internal rules and external requirements, disciplinary guidelines and/or corrective measures are taken according to the specific policy and by each area independently. If necessary, these violations are submitted to the Conduct Management Committee, an advisory body to the Board of Directors.

In compliance with Section 404 of the Sarbanes-Oxley Act, the effectiveness of internal controls related to financial information is based on criteria established in the Internal Control - Integrated Framework defined by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The appraisals are carried out internally by the Company and assisted by an independent auditor (PwC PricewaterhouseCoopers), which evaluated the key controls and found them adequate, with no significant and/or material deficiencies or observations that compromise the Company's certification. These findings are submitted systematically to the Company’s governance bodies.

PEOPLE

Organizational Culture and People Strategy

Suzano strives not only to promote an increasingly diverse, inclusive, respectful and plural environment, but also to map a cultural journey that values all these aspects, in accordance with law, collective bargaining agreements and its Code of Conduct.

In 2022, the Company invested mainly in consolidating a management model among senior executives so that they could always set an example (“walk the talk”), and in a project to cut the red tape in internal processes. The Company’s goal is to expand this initiative to all areas under the motto “leaders don’t complicate what is simple; they develop teams.” In other words, make the growth curve reflect in more opportunities for employees, making the organization more fluid, light and agile. One example of this is EvoluiRH, the new app launched in July, which enables employees to perform diverse tasks quickly.

Leadership, development and training

Training the teams contributes to efficient business management and prepares the leadership for business challenges. The People and Management area has several development initiatives, including acceleration courses for taking up new missions, mentoring projects or more robust training for employees taking on leadership roles for the first time, for example. Called ELOS, this program is structured according to the different organizational levels.

Another important achievement in 2022 was the implementation of a new performance evaluation model. The process was broadened (360°) and includes comments and analyses not only by leaders, as it used to be, but also by peers, partners and team members. Known as Sommos, it is the biggest milestone in Suzano’s journey of cultural evolution in 2022. In order to streamline the process, the evaluation process now has fewer steps and is more fluid, collaborative and inclusive, with a comprehensive vision of each individual. Apart from technical aspects, behavioral elements now carry greater weight.

Diversity, Equity and Inclusion

For Suzano, addressing diversity and inclusion is not just an obligation; it’s a business strategy. In a diverse and inclusive environment, employees feel more engaged, creative and collaborative, and the talent attraction and retention rates increase significantly. It is for these and other reasons that the theme is an important part of Suzano’s Culture Drivers.

Since 2016, Diversity, Equity & Inclusion (DE&I) themes have been addressed voluntarily and organically at Suzano. The Plural Program is designed to ensure respect for individuality, increase the presence and encourage the participation of male and female employees on five action fronts: Generations, LGBTQIAP+, Black People, Women and Persons with Disabilities. Suzano is a signatory to the Equality Is Priority Program of UN Women, the 360 Women’s Movement and the Forestry Women Network. The increase in the number of women and black people holding leadership positions over the years underlines our commitment.

To accelerate this process, approximately 350 women and black people started the Elos D+ program in 2022. The 18-month program will organize workshops about limiting beliefs, practical activities, networking activities, sponsorship and 50% scholarships for learning English. These awareness and literacy actions are aimed at making leaders more inclusive and help employees understand how discrimination and prejudice often surge unconsciously.